Tidal ETF Trust
898 North Broadway, Suite 2
Massapequa, New York 11758

November 6, 2020

VIA EDGAR TRANSMISSION

Mr. Raymond Be
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re: Tidal ETF Trust (the “Trust”)
Post-Effective Amendment No. 27 to the Trust’s Registration Statement on Form N-1A (the     “Amendment”)
File Nos. 333-227298, 811-23377

Dear Mr. Be:
This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” of the “Commission”) on October 21, 2020 with respect to the Amendment and the Trust’s series, the ATAC US Rotation ETF (the “Fund”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
Prospectus
1.Please provide a completed Fees and Expenses table as well as the completed Expense Example for the Fund prior to effectiveness.
Response: The Fund’s completed fee table and expense example are as shown in the attached Appendix A.
2.Explain how Other Expenses were estimated and how it was determined the estimate is reasonable.
Response: The Trust responds by supplementally noting that, under the Advisory Agreement, in exchange for a single unitary management fee from the Fund, the Adviser has agreed to pay all expenses incurred by the Fund except for the Excluded Expenses (as defined in the Prospectus). The Fund’s investment strategies and sample portfolio holdings were evaluated to determine the amount of potential acquired fund fees and expenses (“AFFE”), an estimated amount of which is included as a separate line item, as well as the potential for additional fees from any potential Excluded Expenses to be disclosed as Other Expenses in the Fees and Expenses table. The Trust believes that the estimated Other Expenses for the Fund’s initial fiscal year are reasonable given the Fund’s fee structure, investment strategies and expected portfolio holdings.
3.Supplementally, with a view to improving disclosure, explain what is meant by the term “primarily” in the disclosure within the Principal Investment Strategies section that states “Toroso . . . invests the Fund’s assets primarily in one or more ETFs (sometimes referred to in this Prospectus as “Underlying ETFs”).”
Response: The Trust responds by adding disclosure to the Principal Investment Strategies section stating that the Fund may purchase a security not currently in the Index, including U.S. Treasury securities or U.S. small-cap and large-cap stocks that replicate the Underlying ETFs, when the Fund’s Sub-Adviser believes it is in the best interests of the Fund to do so (e.g., because such purchase would result in cost savings or a potential tax benefit).
4.Explain briefly in the Principal Investment Strategies section how the Fund selects portfolio investments from the universe of potential Underlying ETFs. Please also clarify that the Fund will invest in Underlying ETFs that hold fixed income securities.
Response: The Trust responds by supplementally explaining that Underlying ETFs in which the Fund invests are meant to replicate the Index’s equivalent risk-on positioning of equity securities when the Index is in risk-on mode, half of which is made up of small-capitalization securities and half of which is made up of large-capitalization growth securities. Investing in small-capitalization leveraged ETFs allows for the gross multiplier to track that of the Index when risk-on without the explicit use of a credit line to magnify returns. The Fund’s selection and individual allocation of Underlying ETFs as a percentage of the Fund’s assets attempts to replicate the Index’s risk-on and risk-off baskets, as applicable. Additional clarifying disclosure has been added to this section.
The Trust notes that the Principal Investment Strategies section contains disclosure regarding the Fund’s exposure to ETFs that principally invest in long-duration U.S. treasury securities when the Index is in a Risk-Off exposure. The Trust has revised the first sentence of the Fixed Income Risk disclosures as follows: “The Fund invests in Underlying ETFs that principally invest in long-duration U.S. Treasury securities.”
5.The Staff notes that this is an actively-managed fund; however, “Index” is used as a defined term. To avoid investor confusion with passive index ETFs, language regarding an index should be clarified to clearly convey that this is an actively-managed fund.
Response: The Trust responds by changing the defined term “Index” to “RORO Index.” In addition, the Trust responds by supplementally noting that the first sentence of the Principal Investment Strategies section states that the Fund is actively-managed. As described in the response to Comment 3, the Trust has added disclosure to the Principal Investment Strategies section that the Fund may purchase securities not currently in the Index.
6.Supplementally, with a view to improving disclosure, explain the investment philosophy behind using the short-term relative price movements of gold relative to lumber to determine risk-on/risk-off exposures.
Response: The Trust responds by supplementally explaining that one of the Fund’s portfolio managers, Michael Gayed, has done extensive academic research regarding the short-term relative price movements of gold relative to lumber, and the use of such relationship as an indicator of market conditions. Mr. Gayed has published an award‑winning paper describing the merits of this investment strategy. See Gayed, Michael, Lumber: Worth Its Weight in Gold Offense and Defense in Active Portfolio Management (May 8, 2015), available at https://ssrn.com/abstract=2604248.
7.Supplementally, with a view to improving disclosure, explain whether the focus on cyclical stocks will result in the Fund concentrating in a particular sector. In addition, supplementally confirm that any risk-on exposure would be effected in a manner consistent with the Fund’s fundamental investment policy to not concentrate its investments.
Response: The Trust responds by revising the Principal Investment Strategies section to include more detail regarding the specific types of cyclical securities in which the Fund will invest. The Trust supplementally confirms that while the Fund may invest over 25% of its assets in certain sectors, such as cyclical consumer staples companies, the Fund does not intend to invest 25% or more of its assets in any one industry or group of industries. The Fund’s intention to invest in certain sectors from time to time does not conflict with its concentration policy as sectors often consist of several different and distinct industries.
8.The second paragraph of Associated Risks of Short-Term Signals appears to be more of a model risk rather than a short-term signal risk. Consider separating as a separate risk factor.
Response: The Trust has reviewed the second paragraph of the Associated Risks of Short-Term Signals and believes the disclosure relates specifically to Short-Term Signals and, therefore, respectfully declines to revise the disclosure.
9.In the Derivatives Risk disclosure, to the extent known, discuss more specifically the types of derivatives that the Fund will be exposed to as a result of proposed investments in leveraged ETFs.
Response: The Trust responds by revising the Derivatives Risk disclosure to more specifically discuss the risk associated with Underlying ETFs’ investments in leveraged ETFs.
10.The Staff notes that the Recent Market Events Risk disclosure states that the coronavirus has led to reduced consumer spending. Given the Fund’s intended focus on cyclical stocks, which, as disclosed in the Principal Investment Strategies section, tend to be companies whose fortunes are tied to discretionary consumer spending, discuss in more detail how the pandemic will affect the Fund. Discuss how the Adviser distinguishes between short-term coronavirus-related disruptions and longer-term trends when selecting investments and constructing the Fund’s portfolio. If appropriate, consider the need for additional strategy disclosure based on the response provided.
Response: The Trust responds by noting that, as disclosed in the Principal Investment Strategies section, the Fund employs a systematic risk management and trend-following strategy to direct its exposure to either (i) U.S. equity securities or (ii) long-duration U.S. Treasury securities depending on the short-term relative price movements of gold as compared to lumber. Consequently, the Adviser does not make judgments about the differences between short-term coronavirus-related disruptions and longer-term trends beyond the factors described in the aforementioned section. While the pandemic may have a negative impact on consumer spending, the disclosure under “Recent Market Events Risk” describes several economic impacts beyond just consumer spending that the pandemic may have, which may affect multiple or all sectors of the economy. The Trust respectfully declines to make any change in response to the above comment.
11.The Additional Information about the Fund section includes disclosure regarding Section 12(d)(1) of the 1940 Act. Consider whether the section needs to be updated to reflect the Commission’s adoption of new Rule 12d1-4 and related amendments.
Response: The Trust responds by confirming that this section has been revised to reflect the adoption of Rule 12d1-4 under the 1940 Act.
12.Revise the Leveraged ETF Risk disclosure to be consistent with related disclosure elsewhere in the Amendment by adding “for a single day” following the parenthetical.
Response: The Trust responds by making the requested revisions.
13.Please consider re-ordering the principal risks of the Funds in order of importance rather than in alphabetical order. See Dalia Blass, Director, Division of Investment Management, Keynote Address - ICI Securities Law Developments Conference (Oct. 25, 2018). See also ADI 2019-08, “Improving Principal Risks Disclosure.” Specifically, due to the significant role in the Fund’s principal investment strategies, consider listing High Portfolio Turnover Risk and Leveraged ETF Risk as the first risks in Principal Investment Risks section.
Response: The Trust responds by supplementally noting that each risk disclosed in response to Items 4(b) and 9(c) of Form N-1A is a principal risk of investing in the Fund and that each such risk is relevant for investors. Further, the Trust believes that ordering the risks alphabetically makes it easier for investors to find particular risk factors and compare them to other mutual funds. The Trust notes that the following disclosure in the Item 4 and Item 9 principal investment risks sections will help investors understand the importance of reading each risk disclosure regardless of their sequence: “The principal risks are presented in alphabetical order to facilitate finding particular risks and comparing them with other funds. Each risk summarized below is considered a “principal risk” of investing in the Fund, regardless of the order in which they appear.” The Trust respectfully declines to re-order the principal risk disclosures.
If you have any questions or require further information, please contact Kent Barnes at 414-765-6511 or kent.barnes@usbank.com.

Sincerely,
/s/ Kent Barnes
Kent Barnes
Vice President
U.S. Bancorp Fund Services, LLC
As Sub-Administrator to the Tidal ETF Trust

Appendix A
Fees and Expenses of the Fund
This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fee	1.25%
Distribution and/or Service (Rule 12b-1) Fees	0.00%
Other Expenses[1]	0.00%
Acquired Fund Fees and Expenses[1]	0.15%
Total Annual Fund Operating Expenses	1.40%
Less Fee Waiver	(0.27)%
Total Annual Fund Operating Expenses After Fee Waiver[2]	1.13%

1 Estimated for the current fiscal year.
2 The Fund’s investment adviser, Toroso Investments, LLC (the “Adviser”), has agreed to reduce its unitary management fee (which includes all expenses incurred by the Fund except for interest charges on any borrowings, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, extraordinary expenses, distribution fees and expenses paid by the Fund under any distribution plan adopted pursuant to Rule 12b-1 under the 1940 Act, and the unified management fee payable to the Adviser (collectively, the “Excluded Expenses”)) to 0.98% of the Fund’s average daily net assets through at least December 31, 2021. To the extent the Fund incurs Excluded Expenses, Total Annual Fund Operating Expenses After Fee Waiver is greater than 0.98%. This agreement may be terminated only by, or with the consent of, the Fund’s Board of Trustees, on behalf of the Fund, upon sixty (60) days’ written notice to the Adviser. This Agreement may not be terminated by the Adviser without the consent of the Board of Trustees.
Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The management fee waiver discussed in the table above is reflected only through December 31, 2021. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year: $115	3 Years: $359

A-1